Exhibit 99.1

Genius Group Receives NYSE Notice of Non-Compliance with Continued Listing Standards

SINGAPORE, May 24, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced that it received a notice on May 17, 2023 from the New York Stock Exchange (the “NYSE”) notifying that the Company is not in compliance with the NYSE American’s continued listing standards set forth in Section 13 or 15(d) of the Securities Exchange Act of 1934 as a result of the Company’s failure to timely file its Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”).

As previously disclosed in the press release and Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023, the Company was unable to file its 2022 Form 20-F by the applicable due date as it requires additional time for the auditors to complete the audit process, and expect to file its Form 20-F for the year ended December 31, 2022 , no later than Friday June 2, 2023 and return by then to compliance with the NYSE American’s continued listing standards.

The Company intends to return to compliance with the NYSE American’s continued listing standards and expects to file the 2022 Form 20-F upon the completion of the audit process no later than Friday, June 2, 2023. Under NYSE rules, the Company can regain compliance by filing the 2022 Form 20-F within six months of the 2022 Form 20-F’s filing due date. If the Company fails to file the 2022 Form 20-F by such date, the Company may submit a request for the NYSE’s consideration to allow the Company’s securities to trade for an additional six-month trading period. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to regain compliance by the end of that period, suspension and delisting procedures will generally commence.

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million students and users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below. Additionally, there is no guarantee that a shareholder will qualify for use of the Upstream app or that their shares will qualify for trading on Upstream. Shareholders should follow the advice of their advisors, and nothing contained in this press release constitutes investment or legal advice as to the availability of Upstream to any shareholder or for any other reason.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com